The Frontier Fund

c/o Equinox Fund Management, LLC

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

November 26, 2008

VIA EDGAR

Ms. Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington D.C. 20549

Re:	The Frontier Fund (the “Trust”)
Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 18, 2008
File No. 0-51274

Dear Ms. Monick:

This letter responds to the comments raised in your letter addressed to Brent Bales dated November 13, 2008 (the “Comment Letter”), in the order such comments were made in the Comment Letter. Capitalized terms used in this letter without definition herein have the respective meanings ascribed thereto in the Trust’s Form 10-K for the Fiscal Year ended December 31, 2007 (the “Form
10-K”).

Form 10-K for the fiscal year ended December 31, 2007

Item 9A. Controls and Procedures, page 97

1.	Please amend your filing to disclose that management has evaluated the disclosure controls and procedures at the individual series level, along with the trust in total, and the conclusions of such evaluations. Additionally, please apply this comment to management’s assessment of internal controls over financial reporting.

Response:

The Trust is filing a Form 10-K/A which includes an amended Item 9A of the Form 10-K disclosing that the Trust, under the supervision and with the participation of the management of the managing owner of the Trust, Equinox Fund Management, LLC (the “Managing Owner”), evaluated the disclosure controls and procedures not only for the Trust but also for each individual Series and concluded that, as of December 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that they are timely alerted to the

Jennifer Monick

United States Securities and Exchange Commission

November 26, 2008

material information relating to the Trust and each individual Series required to be included in periodic filings with the Securities and Exchange Commission (the “SEC”).

The amended Item 9A also discloses that the management of the Managing Owner assessed the internal controls over financial reporting not only for the Trust but also for each individual Series and concluded that, as of December 31, 2007, all of such internal controls over financial reporting were effective based on the criteria established in Internal Control-Integrated Framework.

The Trust also is filing three Forms 10-Q/A to amend Part I, Item 4 of each Form 10-Q filed in 2008 to include similar disclosures in relation to the individual Series (as well as the Trust).

Marked copies of the amended Item 9A of the Form 10-K and amended Part I, Item 4 of the Form 10-Q for the period ended March 31, 2008 are enclosed in the interest of expediting your review of the amendments. Identical amendments are being made to Part I, Item 4 of the other two Form 10-Qs filed by the Trust in 2008.

2.	We note that you have provided separate certifications for the Frontier Fund and for each of its individual series. It would be acceptable to provide Exhibit 31 certifications for The Frontier Fund without separate Exhibit 31 certifications for each series of The Frontier Fund if you add appropriate disclosure within Item 9A to clarify that the scope of your certifications applies at the series level as well as for the trust taken as a whole, and that the CEO and CFO are certifying as to the trust as a whole, as well as to each series. Provide similar disclosure in all future periodic reports. Please be aware that it would be inappropriate to change the wording of the certifications themselves.

Response:

The Trust appreciates your pointing out that it will be acceptable to omit the separate Exhibit 31 certifications for each Series of the Trust if appropriate disclosures within Item 9A are provided. In future periodic report filings, the Trust will adopt the suggested format for such certifications.

Financial Statements

Notes to Financial Statements

4. Investments in Unconsolidated Trading Companies, pages F-23 to F-25

3.

We note that certain of your series have made investments in trading companies which have been accounted for on an unconsolidated basis and certain of these investments appear to have significance levels which are in excess of 20% of the respective net assets of the investor series. Please share your considerations with us with respect to your decision to not include the financial

Jennifer Monick

United States Securities and Exchange Commission

November 26, 2008

statements for each trading company which has a significance level in excess of 20% based upon testing under Rule 3-09 of Regulation S-X. We additionally refer you to paragraph 5.49 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies. Please advise or amend your filing, as appropriate.

Response:

The Trust, a Delaware statutory trust, owns the equity interests in the various Trading Companies. All of the Trading Companies are wholly owned subsidiaries of the Trust. The equity interests in the Trading Companies are allocated among the various Series of Units based primarily on the Trading Advisor allocations applicable to each Series from time to time. In essence, the Trading Companies are vehicles through which the Trust, indirectly, opens trading accounts with Clearing Brokers in a manner that affords certain benefits to the Trust in terms of asset and liability segregation and limited liability protection.

The Trust’s accounting policy is that the Series with the controlling financial interest of a a trading company will consolidate such trading company, with the Trust’s remaining financial interest accounted for within the Trust by the equity method of accounting by another Series, consistent with the principles of Statement of Financial Accounting Standards (SFAS) No. 94: Consolidation of All Majority-Owned Subsidiaries. The Trust owns all of the Trading Companies and within the Trust’s financial statements are included interests representing 100% of each Trading Company under consolidated and equity method accounting principles.

Rule 3-09 of Regulation S-X requires separate financial statements of a “50 percent or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant” if either the investment test or the income test specified in Rule 1-02(w) of Regulation S-X are met at the 20% significance level. These rules were put in place to provide presumptive disclosure thresholds for separate financial statements and/or summarized financial information of entities accounted for using the equity method, consistent with the requirements of APB Opinion 18, paragraph 20.d. Rule 3-09 of Regulation S-X incorporates certain of the tests used in Rule 1-02(w) to determine whether a “subsidiary” of a registrant or any of the registrant’s subsidiaries is a “significant subsidiary” (substituting 20% for 10% in those tests). Set forth below are our considerations with respect to our decision to not include separate financial statements for each Trading Company which has a significance level in excess of 20% based upon such tests.

We believe that (a) Rule 3-09 should not by its terms apply to a class or series of securities of a registrant such as the separate Series of Units of the Trust, and (b) even if Rule 3-09 were to be applied to the separate Series of Units of the Trust, such application of Rule 3-09 to the separate Series would not provide material additional disclosure to the Limited Owners.

We believe that a Trading Company would not constitute a “subsidiary” of any Series as defined in Rule 1-02. Rule 1-02 defines the term “subsidiary” in relation to “a specified person” as “an affiliate controlled by such person directly, or indirectly through one or more

Jennifer Monick

United States Securities and Exchange Commission

November 26, 2008

intermediaries” and defines the term “person” to mean “an individual, a corporation, a partnership, an association, a joint-stock company, a business trust, or an unincorporated organization.” The Trust, as a business trust, is a “person” for purposes of Regulation S-X. However, each Series of Units of the Trust, even if it is a registrant, should not constitute a “person” for purposes of the significance tests incorporated into Rule 3-09 but rather merely a class of securities of the Trust. If a Series is not a “person,” then it cannot have a “subsidiary” for purposes of those tests and the requirements of Rule 3-09 for separate financial statements would apply only an overall basis to the Trust and not on a Series-by-Series basis.

We believe that the Rule 3-09 disclosure thresholds were put in place to provide investors more information on the financial statements of investments accounted for under the equity method of accounting. The basic financial statements of the Trust include the aggregate individual financial statements of the Series and 100% of the financial position of each Trading Company, with the controlling financial interests in the Trading Companies consolidated by the appropriate Series. It is our position that the residual equity method accounting and the summarized financial information are effectively complete and that a look-through to the underlying Trading Company statements is not appropriate.

If separate financial statements were to be provided in relation to the Trading Companies due to application of the significance test on a Series-by-Series basis, little additional information would be provided that would be of use to an investor. Item 4 of the Notes to the Financial Statements beginning on page F-23 of the Form 10-K includes the critical information relating to each Trading Company that is not consolidated on the Statement of Financial Condition of any particular Series. Moreover, the financial condition of each unconsolidated Trading Company is already consolidated on the Statement of Financial Condition of one of the Series that is included in the presentation. In addition, we note that all financial information presented in the financial statements, including the notes to the financial statements, is audited by the Trust’s independent accountants.

We understand that the SEC staff recently reviewed the Rule 3-09 requirements in relation to three other registrants that are affiliated managed futures funds. We have reviewed the available filings for those registrants and note that each of those registrants is a “person” as defined in Rule 1-02 with ownership interests in trading companies which are also owned by one or both of the other affiliated registrants and that such ownership interests are carried on the equity method (not consolidated). In contrast, all of the Trust’s Trading Companies are fully consolidated into the Trust, and the separate Series of the Trust are not “persons” as defined in Rule 1-02, differences which we believe are salient and material.

Lastly, we note that paragraph 5.49 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies, is specific to master-feeder and fund-of-funds structures. These structures are not directly analogous to the Trust’s trading company structure. Feeder fund and fund of funds financial statements include the underlying fund financial statements due not only to the significance of the investments in the underlying funds but also the significance of outside investors in the underlying funds, whose investments are not consolidated with those of the

Jennifer Monick

United States Securities and Exchange Commission

November 26, 2008

reporting feeder fund or fund of funds. In the case of Frontier’s trading company structure, information equivalent to that presented in such underlying fund financial statements is already provided and presented via the consolidation of each Trading Company into the financial statements of the respective consolidated Series.

In connection with the foregoing, the Managing Owner and the Trust hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Frontier Fund (Registrant)

By:	/s/ S. Brent Bales
S. Brent Bales Chief Financial Officer Equinox Fund Management, LLC, the Managing Owner of The Frontier Fund

Enclosures

cc:	Mr. Richard Bornhoft
Mr. Ron Montano
Ms. Rebecca Valdez
Michael F. Griffin, Esq.
Robert E. Holton, Esq.

Excerpt from 10-K/A:

Part II

Item 9A.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the management of the Managing Owner, including its Chief Executive Officer and Chief Financial Officer, the Trust evaluated the effectiveness of the design and operation of the ^disclosure controls and procedures for the Trust and each Series (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, ^2007 (the “Evaluation Date”). Any control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that its objectives will be met. Furthermore, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer of the Managing Owner concluded that, as of the Evaluation Date, ^the disclosure controls and procedures for the Trust and each Series were effective to provide reasonable assurance that they are timely alerted to the material information relating to the Trust and each Series required to be included in the Trust’s periodic SEC filings.

Report on Management’s Assessment of Internal Control over Financial Reporting

The management of the Managing Owner is responsible for establishing and maintaining adequate internal control over financial reporting by the Trust. The Managing Owner’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The ^internal control over financial reporting for the Trust and each Series includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of^ assets^; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures ^are being made only in accordance with authorizations of the management ^of the ^Managing Owner; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use^ or disposition of ^assets that could have a material effect on the financial statements^ of the Trust or any Series.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the ^internal control over financial reporting for the Trust and each Series as of December 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2007, the^ internal control over financial reporting for the Trust and each Series is effective based on the criteria established in Internal Control-Integrated Framework.

This annual report does not include an attestation report of the Trust’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Trust’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Trust to provide only management’s report in this annual report.

Excerpt from First Quarter 10-Q/A:

PART I

Item 4	CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of the management of the Managing Owner, including its Chief Executive Officer and Chief Financial Officer, the Trust evaluated the effectiveness of the design of ^the disclosure controls and procedures for the Trust and each Series (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934) as of March 31, 2008 (the “Evaluation Date”). Any control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that its objectives will be met. Furthermore, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer of the Managing Owner concluded that, as of the Evaluation Date, the disclosure controls and procedures for the Trust and each Series were effective to provide reasonable assurance that they are timely alerted to the material information relating to the Trust and each Series required to be included in the Trust’s periodic SEC filings.

Changes in Internal Control Over Financial Reporting

There were no changes made in internal controls during this reporting period that have materially affected or are reasonably likely to materially affect the ^internal controls or financial reporting for the Trust or any Series.